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                                                                    [Exhibit 48]

                                [ITT LETTERHEAD]

                                  DATE: April 16, 1997
                                  CONTACT: Jim Gallagher
                                  TELEPHONE: 212-258-1261

                              FOR IMMEDIATE RELEASE

                ITT SIGNS DEFINITIVE AGREEMENTS WITH CABLEVISION
                 TO SELL ITS 50% STAKE IN MADISON SQUARE GARDEN

      NEW YORK, NY, April 16, 1997 - - ITT Corporation (NYSE:ITT) today announced that it has signed definitive agreements to sell its 50% interest in the Madison Square Garden (MSG) sports and entertainment properties to Cablevision Systems Corporation (ASE:CVC). The companies announced an agreement in principle last month.

      The transaction is expected to be completed as early as June 1, 1997. Cablevision had received a commitment letter from The Chase Manhattan Bank for funding for the purchase and the closing is not subject to a financing condition. It is subject only to approvals by the National Basketball Association and the National Hockey League and other customary closing conditions.

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MSG STAKE SALE - PAGE TWO

      Under the definitive agreements, Cablevision will pay ITT $500 million in cash at closing. ITT also has a "put" option to require Cablevision or MSG to purchase half of ITT's continuing interest in MSG for $75 million on the first anniversary of the closing and the other half of this continuing interest for an additional $75 million on the second anniversary of the closing, or if the first option is not exercised, the entire interest for $150 million.

      The agreement also includes a "call" option requiring ITT to sell its remaining stake in MSG on the third anniversary of the closing at fair market value, but not to be below a minimum price based on the put prices.

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